<u>FORM 6K</u>

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

<u>ANGLO SWISS RESOURCES INC. (File # 0-08797)</u>
(Translation of the Registrant's Name into English   )

<u>#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6</u>
(Address of principal Executive offices)

<u>Attachments:</u>

1.   Press Release(s)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

        FORM 20 F   X   FORM 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        <u>ANGLO SWISS RESOURCES INC.</u>
                                        (Registrant)

Dated: April 18, 2007   BY: ***Chris Robbins***

                                   It's   <u>Vice President</u>
                                          (Title)

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

April 18, 2007

Securities & Exchange Commission   **VIA EDGAR**
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
            SEC FILE NO. 0-08797
            FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British
Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
        Vice President

March 13 , 2007

Anglo Swiss Resources Announces Addition to the Board of Directors

Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) announces the addition of Mr. Greg Pendura, M.Ed., to the company's Board of Directors, effective March 12, 2007.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc. An original founder of the company he recently retired as President, CEO and Chairman of the Board. During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million as well as raising in excess of $100 million during its formative years.

Mr. Danard states "Mr. Pendura will be assisting management in strategic planning and building the team necessary to optimize the future development of the company's various diamond properties."

Anglo Swiss is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada. The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains ("KIM's") and/or kimberlite targets near known kimberlites and diamond mining operations. Anglo Swiss has acquired four projects which meet the acquisition criteria.

*Two adjacent properties known as the *Fry Inlet Diamond Property* are located near Lac de Gras and lie approximately 60 kilometers north of the Ekati Diamond Mine, and 90 kilometers north of the Diavik Diamond Mine, Canada's first two diamond mines. These claim groups total 91,856 acres (100% of 33,572 and up to 60% of 58,284 acres) and host the LI 201 significantly diamondiferous kimberlite.

*The *Falcon Bay Diamond Property* consists of a 100% interest in approximately 52,459 acres in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik diamond mine and is proximal to the DO-27 kimberlite currently the focus of detailed exploration by Peregrine Diamonds et al.

*Anglo Swiss acquired a 100% interest to 4 *Strategically Located Group of Claims* covering approximately 10,330 acres situated within the diamond producing area of Lac de Gras, NWT. Two of the claims are located within the newly penned "Ekati Trend" approximately 40 kilometers NE of the EKATI diamond mine. The other two claims are located 35 kilometers south of Peregrine Diamonds DO27 diamondiferous kimberlite.

*The fourth Anglo Swiss project is a 100% interest in the *Fishing Lake Diamond Property*, located some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton. The Fishing Lake property covers 8,467 acres and covers a region containing the probable source area for kimberlite indicator mineral trains (KIM's) identified during the first stage of exploration for diamonds on the Slave Craton.

On behalf of the Board,

"Len Danard"

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

March 30, 2007

Incentive Options Granted

Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) has approved the grant of 1,200,000 incentive stock options to two of the Company’s directors. The options are exercisable at 10 cents per share for a maximum period of five years expiring on March 13, 2012. This grant is subject to regulatory approvals and the vesting provisions of the company's stock option plan.

On behalf of the Board,

“Len Danard”

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.